

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004964

February 14, 2005

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/2005

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

Dear Ms. Waxenberg:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Time Warner by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

1105705

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH, D.C. 202 SECTION

December 30, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance.
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by the United Association S&P 500 Index Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from the United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that the Company establish a policy of "expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal in connection with the new accounting requirements of Revised Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Revised 2004) (the "Revised Statement"), issued by the Financial Accounting Standards Board on December 16, 2004.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Ground for Omission

The Company has substantially implemented the Proposal, and, therefore, the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to exclude a proposal if a company "has already substantially implemented the proposal" by taking the action that the proposal requests. The SEC has noted that, for a proposal to be omitted as moot under this rule, the proposal need not be implemented in full or precisely as presented. *See Exchange Act Release No. 34-20091* (August 16, 1983). Rather, "a determination that the company has *substantially implemented* the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco Incorporated* (March 28, 1991) (emphasis added). If a company can demonstrate that it has adopted policies or acted to address a stockholder proposal, the Staff can concur that a proposal has been "substantially implemented" and that it may be excluded as moot. *See Hilton Hotels Corporation* (March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001).

Beginning July 1, 2005, in accordance with the requirements of the Revised Statement, the Company will record in its financial statements the compensation cost of all share-based payments, including stock options, based on the fair value of the equity or liability instrument issued. This is precisely the treatment that the Proposal contemplates. Moreover, the Revised Statement requires this treatment earlier than the Proposal would because the Revised Statement requires this change beginning in a company's first annual or interim reporting period after June 15, 2005, whereas the Proposal would not require this change until the Company issues its annual report for the year ended December 31, 2005 in early 2006. As such, inclusion of the Proposal in the Proxy Materials would be asking shareholders to consider a proposal that, by the time it would apply, will have already been implemented. The Proposal should therefore be omitted from the Company's Proxy Materials under Rule 14a-8(i)(10).[1]

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reason. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

---

1 We note that the Staff has previously declined to grant no-action relief on the basis of Rule 14a-8(i)(10) with respect to a similar shareholder proposal relating to the expensing of stock options. *See Cintas Corporation* (August 13, 2004). However, at the time that *Cintas Corporation* was issued, the Revised Statement had not yet been issued by the Financial Accounting Standards Board, and the shareholder proponent pointed out that an "exposure draft" relating to the proposed expensing of stock options faced substantial corporate and political opposition such that its issuance was not imminent or certain. The shareholder concerns in *Cintas Corporation* are now moot.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: United Association S&P 500 Index Fund
c/o ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093
Attn: Mr. Craig Rosenberg

Mr. Sean O'Ryan
United Association of Journeymen and Apprentices
of the Plumbing and Pipe Fitting Industry
901 Massachusetts Avenue, N.W.
Washington, DC 20001

EXHIBIT A

Stock Option Expensing

Resolved: That the stockholders of Time Warner Inc. ("Company") request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

PROXYVOTE PLUS

December 3, 2004

VIA FACSIMILE: 212-484-7174

Mr. Paul F. Washington
Secretary
Time Warner Inc
1 Time Warner Center
New York, NY 10019

Re: Shareholder Proposal

Dear Mr. Washington:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Time Warner Inc ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor